UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 19, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

WORLD-CLASS

Hospitality with

Eastern Charm

INTERIM REPORT 2014

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 00670)

This interim report is printed on environmentally friendly paper.

The directors of China Eastern Airlines Corporation Limited (the “Company”) hereby present the unaudited interim consolidated financial information of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2014 (which were reviewed and approved by the board of directors and the audit and risk management committee of the Company on 29 August 2014), with comparative figures for the corresponding financial information in 2013.

The interim consolidated financial information of the Group for the six months ended 30 June 2014 is unaudited and does not necessarily indicate annual or future results. Investors should not place undue reliance on the interim consolidated financial information of the Group for the six months ended 30 June 2014.

China Eastern Airlines Corporation Limited Interim Report 2014

DEFINITIONS

In this report, unless the context otherwise requires, the following expressions have the following meanings:

Available freight tonne – kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route

Articles	means the articles of association of the Company

Available seat – kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route

Available tonne – kilometres (ATK)	means the sum of capacity available for the carriage multiplied by the distance flown for every route

Board	means the Board of Directors of the Company

CAAC	means the Civil Aviation Administration of China

CEA Holding	means 中國東方航空集團公司 (China Eastern Air Holding Company), the controlling shareholder of the Company

CES Finance	means東航金控有限責任公司 (CES Finance Holding Co. Ltd), originally named 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd), a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company

CES Global	means 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), a direct wholly-owned subsidiary of CES Finance, an indirect wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company

China Eastern Airlines, CEA, or the Company	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)

China United Airlines	means 中國聯合航空有限公司 (China United Airlines Co., Ltd.), a wholly-owned subsidiary of the Company

2

China Eastern Airlines Corporation Limited Interim Report 2014

DEFINITIONS

Code	means the Corporate Governance Code set out in Appendix 14 to the Listing Rules

Code sharing	means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code sharing agreements entered into with other airlines, an airline may conduct sales for the seats of code sharing flights operated by other airlines as its own products

CSRC	means the China Securities Regulatory Commission

Directors	means the directors of the Company

Eastern Air Overseas	means 東航海外(香港)有限公司 (Eastern Air Overseas (Hong Kong) Co., Ltd.), a wholly-owned subsidiary of the Company

Eastern Air Tourism	means 東航旅業投資(集團)有限公司 (Eastern Air Tourism Investment (Group) Co., Ltd.), a wholly-owned subsidiary of the CEA Holding

Eastern Logistics	means 東方航空物流有限公司 (Eastern Airlines Logistics Co., Ltd.), a wholly-owned subsidiary of the Company

Freight load factor	means the ratio of freight traffic volume to AFTK

Freight tonne – kilometres yield	means the ratio of the sum of freight transportation and related revenue to freight traffic volume

Frequent flyer program	means the promotional method which mainly offers rewards to passengers who frequently take the flights of the airlines by accumulating flight kilometers, so as to nurture their loyalty to the airlines

3

China Eastern Airlines Corporation Limited Interim Report 2014

DEFINITIONS

HKSCC	means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System of Hong Kong. Hong Kong Securities Clearing Company Ltd. is a wholly-owned subsidiary of the Hong Kong Stock Exchange. Securities of H share investors are deposited in concentration in Hong Kong Securities Clearing Company Ltd.

Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited

Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules

Overall load factor	means the ratio of total traffic volume to ATK

Passenger – kilometres yield	means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume

Passenger load factor	means the ratio of passenger traffic volume to ASK

Revenue passenger – kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route

Revenue tonne – kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route

Revenue tonne – kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume

Revenue freight tonne – kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route

SFO	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

4

China Eastern Airlines Corporation Limited Interim Report 2014

DEFINITIONS

Shanghai Airlines	means 上海航空有限公司 (Shanghai Airlines Co., Ltd.), a wholly-owned subsidiary of the Company

Shanghai Airlines Tours	means 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.), a wholly-owned subsidiary of the Company

SkyTeam Alliance	means the SkyTeam Alliance, one of the three major airlines alliances in the world. Please refer to the website http://www.skyteam.com for more details about the SkyTeam Alliance

Supervisors	means the supervisors of the Company

The Reporting Period	means the six months from 1 January 2014 to 30 June 2014

www.eaemall.com	http://www.eaemall.com is an e-commerce fresh products trading platform under the Company and the first e-commerce system integrated with the entire industry chain, including origin procurement, online sales, aviation transport, self-operated express delivery and real-time information tracking in China. Commodities all over the world are procured directly in their origins and transported by aviation, providing seafood, vegetables and fruits, milk, meat products and various snacks, etc.

5

China Eastern Airlines Corporation Limited Interim Report 2014

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2014

		(Unaudited)
		Six months ended 30 June
		2014	2013
	Note	RMB million	RMB million
Revenues	5	43,094	41,624
Other operating income		1,842	655
Operating expenses
Aircraft fuel		(14,949)	(14,979)
Gain on fair value movements of derivative financial instruments		6	12
Take-off and landing charges		(4,579)	(4,579)
Depreciation and amortisation		(4,449)	(3,964)
Wages, salaries and benefits		(6,885)	(6,227)
Aircraft maintenance		(2,080)	(2,301)
Impairment charges		(4)	(15)
Food and beverages		(1,148)	(1,089)
Aircraft operating lease rentals		(2,298)	(2,149)
Other operating lease rentals		(231)	(288)
Selling and marketing expenses		(2,044)	(1,873)
Civil aviation development fund		(797)	(751)
Ground services and other charges		(2,483)	(2,522)
Indirect operating expenses		(1,393)	(1,419)

Total operating expenses		(43,334)	(42,144)

Operating profit		1,602	135
Share of results of associates		15	(10)
Share of results of joint ventures		12	9
Finance income		40	1,252
Finance costs	7	(1,466)	(773)

Profit before income tax		203	613
Income tax expense	8	(159)	(80)

Profit for the period		44	533

6

China Eastern Airlines Corporation Limited Interim Report 2014

Prepared in accordance with International Financial Reporting Standards

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2014

		(Unaudited)
		Six months ended 30 June
		2014	2013
	Note	RMB million	RMB million
Other comprehensive income for the period
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		(56)	216
Fair value movements of available-for-sale financial assets, net of tax		(47)	–
Fair value movements of available-for-sale financial assets held by an associate, net of tax		(1)	(4)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		(104)	212

Other comprehensive loss not to be reclassified to profit or loss in subsequent periods:
Actuarial losses on the post-retirement benefit obligations, net of tax		–	(55)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		–	(55)

Other comprehensive income, net of tax		(104)	157

Total comprehensive income for the period		(60)	690

Profit/(loss) attributable to:
Equity shareholders of the Company		12	622
Non-controlling interests		32	(89)

Profit for the period		44	533

Total comprehensive income attributable to:
Equity shareholders of the Company		(90)	786
Non-controlling interests		30	(96)

Total comprehensive income for the period		(60)	690

Earnings per share attributable to the equity shareholders of the Company during the period
– Basic and diluted (RMB)	9	0.0009	0.0536

Dividends	10	–	–

7

China Eastern Airlines Corporation Limited Interim Report 2014

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

Condensed Consolidated Statement of Financial Position

As at 30 June 2014

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2014	2013
	Note	RMB million	RMB million
Non-current assets
Intangible assets	12	11,494	11,490
Property, plant and equipment	13	97,366	92,783
Investment properties	14	234	–
Lease prepayments		2,239	2,155
Advanced payments on acquisition of aircraft	15	22,090	16,296
Investments in associates		1,087	1,064
Investments in joint ventures		445	433
Available-for-sale financial assets		405	411
Other long-term assets		2,080	2,369
Deferred tax assets		389	389
Derivative financial instruments		13	68

		137,842	127,458

Current assets
Flight equipment spare parts		2,281	2,305
Trade receivables	16	3,587	3,524
Prepayments and other receivables		4,722	4,058
Derivative financial instruments		9	–
Restricted bank deposits and short-term bank deposits		880	383
Cash and cash equivalents		3,152	1,995
Assets classified as held for sale		470	344

		15,101	12,609

Current liabilities
Sales in advance of carriage		3,196	3,536
Trade and bills payable	17	4,111	3,463
Other payables and accruals		17,605	18,145
Current portion of obligations under finance leases	18	3,605	2,980
Current portion of borrowings	19	24,157	23,285
Income tax payable		88	215
Current portion of provision for return condition checks for aircraft under operating leases		1,454	1,454
Derivative financial instruments		11	3

		54,227	53,081

Net current liabilities		(39,126)	(40,472)

Total assets less current liabilities		98,716	86,986

8

China Eastern Airlines Corporation Limited Interim Report 2014

Prepared in accordance with International Financial Reporting Standards

Condensed Consolidated Statement of Financial Position

As at 30 June 2014

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2014	2013
	Note	RMB million	RMB million
Non-current liabilities
Obligations under finance leases	18	24,703	20,155
Borrowings	19	34,290	27,315
Provision for return condition checks for aircraft under operating leases		2,611	2,763
Other long-term liabilities		2,809	2,402
Post-retirement benefit obligations		5,615	5,615
Deferred tax liabilities		66	30
Derivative financial instruments		120	124

		70,214	58,404

Net asset		28,502	28,582

Equity
Capital and reserves attributable to the equity shareholders of the Company
– Share capital	20	12,674	12,674
– Reserves		14,138	14,228

		26,812	26,902

Non-controlling interests		1,690	1,680

Total equity		28,502	28,582

9

China Eastern Airlines Corporation Limited Interim Report 2014

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2014

	Six months ended 30 June 2014 (Unaudited)
	Attributable to equity holders of the Company
					Non-
	Share	Other	Accumulated		controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014	12,674	16,823	(2,595)	26,902	1,680	28,582

Total comprehensive income for the period	–	(102)	12	(90)	30	(60)
– Profit for the period	–	–	12	12	32	44
– Other comprehensive income for the period	–	(102)	–	(102)	(2)	(104)
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(20)	(20)
Balance at 30 June 2014	12,674	16,721	(2,583)	26,812	1,690	28,502

10

China Eastern Airlines Corporation Limited Interim Report 2014

Prepared in accordance with International Financial Reporting Standards

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2014

	Six months ended 30 June 2013 (Unaudited)
	Attributable to equity holders of the Company
					Non-
	Share	Other	Accumulated		controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2013
As previously reported	11,276	17,075	(5,426)	22,925	1,628	24,553
Prior year adjustments	–	(3,177)	459	(2,718)	(100)	(2,818)
As restated	11,276	13,898	(4,967)	20,207	1,528	21,735

Total comprehensive income for the period	–	164	622	786	(96)	690
– Profit for the period	–	–	622	622	(89)	533
– Other comprehensive income for the period	–	164	–	164	(7)	157
Capital contribution by non-controlling interests in subsidiaries	–	–	–	–	50	50
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(19)	(19)
Acquisition of non-controlling interests in subsidiaries	–	–	–	–	(14)	(14)
Issue of shares	1,398	2,175	–	3,573	–	3,573
Balance at 30 June 2013	12,674	16,237	(4,345)	24,566	1,449	26,015

11

China Eastern Airlines Corporation Limited Interim Report 2014

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

Condensed Consolidated Statement of Cash Flow

For the six months ended 30 June 2014

	(Unaudited)
	Six months ended 30 June
	2014	2013
	RMB million	RMB million
Cash flows from operating activities
Profit before tax	203	613
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and impairment of property, plant and equipment	4,389	3,995
Depreciation of investment properties	5	–
Amortisation and impairment of intangible assets	58	61
Amortisation and impairment of long term assets	354	211
Gain on disposal of property, plant and equipment	(12)	–
Fair value adjustment of derivative financial instruments	(6)	(12)
Gain on investment in an associate and a joint venture	(35)	(11)
Finance income	(40)	(1,252)
Finance costs	1,466	773
Provisions for diminution in value of aircraft equipment parts	4	19
Decrease/(increase) in inventories	20	(105)
Increase in trade and other receivables and prepayments	(665)	(1,862)
(Decrease)/increase in trade and other payables	(320)	1,430
Cash generated from operations	5,421	3,860
Income tax paid	(159)	(80)
Net cash inflow from operating activities	5,262	3,780
Cash flows from investing activities
Additions of property, plant and equipment	(414)	(2,666)
Payment of short-term deposits	(800)	(2,100)
Advanced payments on acquisition of aircraft	(10,163)	(7,313)
Capital injections in associates	(53)	(197)
Purchases of available-for-sale financial assets	(2)	(47)
Acquisition of a subsidiary	–	(12)
Proceeds from disposal of assets classified as held for sale	201	–
Proceeds from disposal of property, plant and equipment	406	21
Proceeds from maturity of short-term deposits	2,449	1,467
Interest received	38	64
Dividends received	25	5
Proceeds from disposal of interests in associates	9	3
Net cash outflow from investing activities	(8,304)	(10,775)

12

China Eastern Airlines Corporation Limited Interim Report 2014

Prepared in accordance with International Financial Reporting Standards

Condensed Consolidated Statement of Cash Flow

For the six months ended 30 June 2014

	(Unaudited)
	Six months ended 30 June
	2014	2013
	RMB million	RMB million
Cash flows from financing activities
Proceeds from issue of shares	–	3,572
Proceeds from draw down of short-term bank loans	13,022	10,185
Repayments of short-term bank loans	(7,877)	(8,761)
Proceeds from issuance of short-term debentures and bonds	4,000	–
Repayments of short-term debentures and bonds	(4,000)	–
Proceeds from draw down of long-term bank loans	3,552	5,607
Proceeds from issuance of long-term debentures and bonds	3,298	6,985
Repayments of long-term bank loans	(4,999)	(7,110)
Principal repayments of finance lease obligations	(1,610)	(1,374)
Interest paid	(1,198)	(958)
Capital contribution from non-controlling interests of subsidiaries	–	50
Acquisition of non-controlling interests in subsidiaries	–	(14)
Dividends paid to non-controlling interests of subsidiaries	(20)	(19)
Net cash inflow from financing activities	4,168	8,163
Net increase in cash and cash equivalents	1,126	1,168
Cash and cash equivalents at beginning of period	1,995	2,511
Effect of foreign exchange rate changes	31	(7)
Cash and cash equivalents at 30 June	3,152	3,672

13

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

This condensed consolidated interim financial information was approved for issue by the Company’s Board on 29 August 2014.

This condensed consolidated interim financial information has not been audited.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2014 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”).

As at 30 June 2014, the Group’s accumulated losses were approximately RMB2.58 billion and its current liabilities exceeded its current assets by approximately RMB39.13 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2014, the Group had total unutilised credit facilities of approximately RMB53.50 billion from banks.

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China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

2.	BASIS OF PREPARATION (cont’d)

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the condensed consolidated interim financial information are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2013, except for the adoption of new standards and interpretations effective as of 1 January 2014. However, they do not materially impact the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

The nature and the impact of each new standard/amendment are described below:

Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set-off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments do not have any material impact on the Group.

Amendments to IAS 36 Impairment of Assets

Amendments to IAS 36 Impairment of Assets modifies the disclosure of information relating to the recoverable amount of impaired assets, particularly if that amount is based on fair value less costs of disposal. The amendments do not have any material impact on the Group’s financial statements.

15

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

3.	ACCOUNTING POLICIES (cont’d)

Amendments to IAS 39 Financial Instruments: Recognition and measurement – Novation of Derivatives and Continuation of Hedge Accounting

The IAS 39 amendments provide an exception to the requirement of discontinuing hedge accounting in situations where over-the-counter derivatives designated in hedging relationships are directly or indirectly, novated to a central counterparty as a consequence of laws or regulations, or the introduction of laws or regulations. For continuance of hedge accounting under this exception, all of the following criteria must be meet: (i) the novations must arise as a consequence of laws or regulations, or the introduction of laws or regulations; (ii) the parties to the hedging instrument agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties; and (iii) the novations do not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty to achieve clearing. The amendments do not have any material impact on the Group.

Amendments to IFRS 10, IFRS 12 and IAS 27: Investment Entities

Amendments to IFRS 10 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27 (2011).The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The amendments do not have any material impact on the Group.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognised before the specified minimum threshold is reached. The interpretation does not have any material impact on the Group.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

16

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013.

There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 30 June 2014, the Group’s net current liabilities amounted to RMB39,126 million (2013: RMB40,472 million). For the six months ended 30 June 2014, the Group recorded a net cash inflow from operating activities of RMB5,262 million (2013: inflow of RMB3,780 million), a net cash outflow from investing activities and financing activities of RMB4,136 million (2013: outflow of RMB2,612 million), and an increase in cash and cash equivalents of RMB1,157 million (2013: increase of RMB1,161 million).

The Directors of the Company believe that cash from operations and bank loans will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

17

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Liquidity risk (cont’d)

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB million	RMB million	RMB million	RMB million
As at 30 June 2014 (Unaudited)
Borrowings	25,613	19,540	13,054	7,777
Derivative financial instruments	11	19	76	25
Obligations under finance leases	4,273	3,927	11,347	12,890
Trade and other payables	16,443	–	–	–
Total	46,340	23,486	24,477	20,692
As at 31 December 2013 (Audited)
Borrowings	24,646	7,299	11,504	12,337
Derivative financial instruments	4	–	118	6
Obligations under finance leases	3,446	3,375	9,752	8,956
Trade and other payables	15,758	–	–	–
Total	43,854	10,674	21,374	21,299

18

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value measurement

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	30 June 2014
	Carrying
	amounts	Fair values
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Financial assets
Deposits relating to aircraft held under operating leases included in other long term assets	568	500
Financial liabilities
Long-term bank borrowings	28,592	28,650
Obligations under finance leases	28,308	29,509
Total	56,900	58,159

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward currency contracts and interest rate swaps, are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 30 June 2014, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

19

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(d)	Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

As at 30 June 2014 (Unaudited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	In active	observable	Unobservable
	Markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale investments:
– Equity investments	167	–	–	167
Derivative financial instruments
– Interest rate swaps	–	13	–	13
– Forward foreign exchange contracts	–	9	–	9

Total	167	22	–	189

Liabilities
Derivative financial instruments
– Interest rate swaps	–	120	–	120
– Forward foreign exchange contracts	–	11	–	11

Total	–	131	–	131

20

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(d)	Fair value hierarchy (cont’d)

As at 31 December 2013 (Audited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	In active	observable	Unobservable
	Markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Equity investments	177	–	–	177
Derivative financial instruments
– Interest rate swaps	–	55	–	55
– Forward foreign exchange contracts	–	13	–	13

Total	177	68	–	245

Liabilities
Derivative financial instruments
– Interest rate swaps	–	124	–	124
– Forward foreign exchange contracts	–	3	–	3

Total	–	127	–	127

21

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2014	2013
	RMB million	RMB million
Traffic revenues
– Passenger	35,965	34,665
– Cargo and mail	3,616	3,531
Tour operations income	1,218	1,476
Ground service income	1,159	979
Cargo handling income	93	117
Commission income	53	35
Others	990	821
	43,094	41,624

6.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “air transport operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling income.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the air transport operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

22

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

6.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 6(c) below.

The segment results for the six months ended 30 June 2014 are as follows:

	(Unaudited)
	Air
	transport	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Reportable segment revenue from external customers	41,161	1,430	–	–	42,591
Inter-segment sales	–	185	(185)	–	–

Reportable segment revenue	41,161	1,615	(185)	–	42,591

Reportable segment profit before income tax	47	123	–	35	205

Other segment information

Depreciation and amortisation	4,742	62	–	–	4,804
Impairment charge	4	–	–	–	4
Interest income	30	18	(8)	–	40
Finance costs	719	163	(75)	–	807
Capital expenditure	15,707	84	–	–	15,791

23

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

6.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

The segment results for the six months ended 30 June 2013 are as follows:

	(Unaudited)
	Air
	transport	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	39,860	1,619	–	–	41,479
Inter-segment sales	–	106	(106)	–	–

Reportable segment revenue	39,860	1,725	(106)	–	41,479

Reportable segment profit before income tax	467	138	–	11	616

Other segment information

Depreciation and amortisation	4,200	64	–	–	4,264
Impairment charge	19	–	–	–	19
Interest income	67	11	–	–	78
Finance costs	691	82	–	–	773
Capital expenditure	10,599	103	–	–	10,702

24

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

6.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

The segment assets and liabilities as at 30 June 2014 and 31 December 2013 are as follows:

	Air
	transport	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 30 June 2014 (Unaudited)
Reportable segment assets	142,081	11,538	(4,901)	1,936	150,654
Reportable segment liabilities	119,251	10,091	(4,901)	–	124,441

At 31 December 2013 (Audited)
Reportable segment assets	133,311	7,239	(4,682)	1,908	137,776
Reportable segment liabilities	109,793	6,374	(4,682)	–	111,485

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and joint ventures.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical areas are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

25

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

6.	SEGMENT INFORMATION (cont’d)

(b)	(cont’d)

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2014	2013
	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	28,673	27,831
International	12,514	11,864
Regional (Hong Kong, Macau and Taiwan)	1,907	1,929
Total	43,094	41,624

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic areas and hence segment non-current assets and capital expenditure by geographic areas are not presented. Except the aircraft, most non- current assets (except financial instruments) are registered in the PRC.

26

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

6.	SEGMENT INFORMATION (cont’d)

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial information.

		(Unaudited)
		Six months ended 30 June
		2014	2013
	Note	RMB million	RMB million
Revenue
Reportable segment revenue		42,591	41,479
– Reclassification of business tax	(i)	(51)	(205)
– Reclassification of expired sales in advance of carriage	(i)	554	350
Consolidated revenue		43,094	41,624

		(Unaudited)
		Six months ended 30 June
		2014	2013
	Note	RMB million	RMB million
Profit before income tax
Reportable segment profit		46	616
– Differences in depreciation of aircraft and engines	(ii)	(2)	(3)
Consolidated profit before income tax		44	613

27

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

6.	SEGMENT INFORMATION (cont’d)

(c)	(cont’d)

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2014	2013
	Note	RMB million	RMB million
Assets
Reportable segment assets		150,654	137,776
– Differences in depreciation of aircraft and engines	(ii)	47	49
– Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242
Consolidated total assets		152,943	140,067

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2014	2013
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities		124,441	111,485
Consolidated total liabilities		124,441	111,485

28

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

6.	SEGMENT INFORMATION (cont’d)

(c)	(cont’d)

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior periods under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and PRC Accounting Standards.

(iii)	The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

29

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

7.	FINANCE COSTS

	(Unaudited)
	Six months ended 30 June
	2014	2013
	RMB million	RMB million
Interest on bank borrowings	707	627
Interest relating to obligations under finance leases	267	173
Interest on bonds and debentures	120	127
Interest relating to bills payable	38	46
Net exchange losses	660	–

	1,792	973

Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 15)	(319)	(194)
amounts capitalised into property, plant and equipment (Note)	(7)	(6)

	1,466	773

Note:

The weighted average interest rate used for interest capitalisation is 3.52% per annum for the six months ended 30 June 2014 (2013: 2.75%).

30

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

8.	INCOME TAX EXPENSE

Income tax expense charged to the profit or loss is as follows:

	(Unaudited)
	Six months ended 30 June
	2014	2013
	RMB million	RMB million
Provision for PRC income tax	159	87
Deferred taxation	–	(7)

	159	80

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and enjoys a reduced tax rate of 15% from 1 January 2011.

The Company and subsidiaries except for CEA Yunnan and those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2013: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2013: 25%).

9.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity shareholders of the Company of approximately RMB12 million and the weighted average number of shares of 12,674 million in issue during the six months ended 30 June 2014.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

31

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

10.	DIVIDEND

The Board has not recommended any interim dividend for the six months ended 30 June 2014 (2013: Nil).

11.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made during the six months ended 30 June 2014 (2013: Nil). Such appropriations will be made at year end in accordance with the PRC regulations and the Articles of Association of individual group companies.

12.	INTANGIBLE ASSETS

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2014	2013
	RMB million	RMB million
Goodwill (Note)	11,270	11,270
Other intangible assets	224	220

	11,494	11,490

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s air transport operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international shipping center.

32

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

13.	PROPERTY, PLANT AND EQUIPMENT

		(Unaudited)
	Six months ended 30 June 2014
	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2014	82,713	10,070	92,783
Transfer from advanced payments on acquisition of aircraft (Note 15)	4,688	–	4,688
Other additions	4,417	671	5,088
Depreciation charges	(4,014)	(375)	(4,389)
Transfer to investment properties (Note 14)	–	(264)	(264)
Disposals	(400)	(140)	(540)

Carrying amounts at 30 June 2014	87,404	9,962	97,366

33

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

14.	INVESTMENT PROPERTIES

(Unaudited)
Six months
ended 30 June
2014
RMB million
Carrying amounts at 1 January	–
Transfer from property, plant and equipment (Note 13)	264
Depreciation charges	(30)

Carrying amounts at 30 June	234

Investment properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties.

Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives and residual values used for this purpose are as follows:

	Estimated useful life	Residual value	Depreciation rate
Buildings	30 to 45 years	3%	2.16% to 3.23%

The carrying amounts of investment properties measured at the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

34

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

15.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

(Unaudited)
Six months
ended 30 June
2014
RMB million
Carrying amounts at 1 January	16,296
Additions	10,163
Interest capitalised (Note 7)	319
Transfer to property, plant and equipment (Note 13)	(4,688)

Carrying amounts at 30 June	22,090

16.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2014	2013
	RMB million	RMB million
Within 90 days	3,224	2,771
91 to 180 days	175	611
181 to 365 days	115	148
Over 365 days	268	192

	3,782	3,722
Less: provision for impairment of receivables	(195)	(198)

Trade receivables	3,587	3,524

Balances with related parties included in trade receivables are summarised in Note 22(b)(i).

35

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

17.	TRADE AND BILLS PAYABLE

The aging analysis of trade and bills payable is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2014	2013
	RMB million	RMB million
Within 90 days	2,525	2,310
91 to 180 days	100	245
181 to 365 days	1,008	416
Over 365 days	478	492

Trade and bills payable	4,111	3,463

Balances with related parties included in trade and bills payable are summarised in Note 22 (b)(ii).

18.	OBLIGATIONS UNDER FINANCE LEASES

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2014	2013
	RMB million	RMB million
Within one year	3,605	2,980
In the second year	3,327	2,965
In the third to fifth year inclusive	9,487	8,651
After the fifth year	11,889	8,539

Total	28,308	23,135
Less: amount repayable within one year	(3,605)	(2,980)

Long-term portion	24,703	20,155

36

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

19.	BORROWINGS

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2014	2013
	Note	RMB million	RMB million
Non-current
Long-term bank borrowings
– Secured		17,010	12,744
– Unsecured		6,996	7,586
Guaranteed bonds	(i)	10,284	6,985

		34,290	27,315

Current
Current portion of long-term bank borrowings
– Secured		4,220	2,119
– Unsecured		366	6,741
Short-term bank borrowings
– Unsecured		13,071	7,925
Short-term bank debentures	(ii)	4,000	4,000
Guaranteed bonds		2,500	2,500

		24,157	23,285

Total borrowings		58,447	50,600

Note:

(i)	On 13 March 2014, the Group issued guaranteed bonds with a principal amount of RMB2,500 million with interest rates of 4.80% per annum. The aforesaid guaranteed bonds are due March 2017.

On 21 May 2014, the Group issued guaranteed bonds with a principal amount of RMB800 million with interest rates of 4.80% per annum. The aforesaid guaranteed bonds are due March 2017.

(ii)	On 14 May 2014, the Group issued short-term bank debenture with a principal amount of RMB4,000 million bearing the interest rate of 4.95% per annum. The aforesaid short-term bank debenture is due February 2015.

37

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

20.	SHARE CAPITAL

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2014	2013
	RMB million	RMB million
Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange (“A Shares”)	8,481	8,481
– Tradable shares held by CEA Holding with trading moratorium	242	242
– Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium	457	457
– Tradable shares without trading moratorium	7,782	7,782

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,193	4,193
– Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium	699	699
– Tradable shares without trading moratorium	3,494	3,494

	12,674	12,674

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

38

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

21.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2014	2013
	RMB million	RMB million
Authorised and contracted for:
– Aircraft, engines and flight equipment	203,017	140,640
– Other property, plant and equipment	826	1,649
– Investments	38	38

	203,881	142,327

Authorised but not contracted for:
– Other property, plant and equipment	1,682	3,421

Total	205,563	145,748

39

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

21.	COMMITMENTS (cont’d)

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)		(Audited)
	As at 30 June 2014		As at 31 December 2013
	Aircraft,		Aircraft,
	engines		engines
	and flight	Land and	and flight	Land and
	equipment	buildings	equipment	buildings
	RMB million	RMB million	RMB million	RMB million

Within one year	5,706	233	4,201	276
In the second year	4,758	176	3,699	181
In the third to fifth year inclusive	8,734	408	8,651	414
After the fifth year	5,411	2,140	5,581	2,179

Total	24,609	2,957	22,132	3,050

22.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 40.03% of the Company’s shares as at 30 June 2014 (2013: 40.03%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns additional approximately 20.72% of the Company’s shares as at 30 June 2014 (2013: 20.72%).

40

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

22.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2014	2013
Nature of transactions	Related party	RMB million	RMB million

With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.39% per annum (2013: 0.39% per annum)	Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	11	14

Interest expense on loans at rate of 4.57% (2013: 4.57%) per annum	Eastern Finance	(21)	(18)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% the value of tickets sold	Shanghai Dongmei Aviation Tourism Co., Ltd.	–	(5)

Handling charges of 0.1% to 2% for purchase of aircrafts, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines	Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	(52)	(51)

41

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

22.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2014	2013
Nature of transactions	Related party	RMB million	RMB million

Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	(40)	(33)

	Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	(112)	(74)

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	(1,177)	(787)

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”)	(372)	(430)

Advertising expense	Shanghai Eastern Aviation Advertising Services Co., Ltd. (“Eastern Advertising”)	(11)	(3)

42

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

22.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2014	2013
Nature of transactions	Related party	RMB million	RMB million

Maintenance and repair services fee	CEA Development Co., Ltd. (“CEA Development”)	(63)	(60)

	Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	(20)	(29)

Land and building rental	CEA Holding	(25)	(29)

Hotel service fee	Eastern Air Tourism Investment Group Co., Ltd. (“Eastern Tourism”)	(12)	–

Property management and green conservation’s fee	Shanghai Eastern Airline Investment Co., Ltd. (“Eastern Investment”)	(5)	–

43

China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

22.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties

(i)	Amounts due from related parties

		(Unaudited)	(Audited)
		At as	As at
		30 June	31 December
		2014	2013
Nature	Company	RMB million	RMB million

Trade receivables	Shanghai Donglv International Aviation Cruise Ltd.	8	–
	Shanghai Civil Aviation Dong Da Industry Company	2	–
	Others	14	1

		24	1

Prepayments and other receivables	Eastern Import & Export	147	169
	Eastern China Kaiya System Integration (“China Kaiya”)	10	14
	Others	8	18

		165	201

All the amounts due from related parties are interest free and unsecured, within normal credit terms given to trade customers.

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China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

22.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties (cont’d)

(ii)	Amounts due to related parties

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2014	2013
Nature	Company	RMB million	RMB million

Trade and bills payable	Eastern Import & Export	780	942
	Shanghai Catering	4	4
	Technologies Aerospace	56	29
	Others	21	21

		861	996

Other payables and accruals	Eastern Import & Export	78	45
	Shanghai P&W	337	323
	Shanghai Catering	265	224
	CEA Holding	89	63
	Others	115	48

		884	703

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related parties are trade in nature. All amounts due to related parties are interest free and payable within normal credit terms given by trade creditors.

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China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

22.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties (cont’d)

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate		(Unaudited)	(Audited)
	Six months ended		As at	As at
	30 June		30 June	31 December
	2014	2013	2014	2013
			RMB million	RMB million

Short-term deposits (included in Prepayments, deposits and other Receivables) in “Eastern Finance”	0.39%	0.39%	358	620

Short-term borrowings (included in Borrowings) from “Eastern Finance”	3.92%	4.01%	790	1,421

Long-term borrowings (included in Borrowings) from “Eastern Finance”	6.15%	5.76%	143	165

(c)	Guarantees by holding company

As at 30 June 2014, bonds of the Group with an aggregate amount of RMB4,800 million were guaranteed by CEA Holding. (As at 31 December 2013: RMB4,800 million).

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China Eastern Airlines Corporation Limited Interim Report 2014

Notes to the Condensed Consolidated Interim Financial Information

23.	SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

24.	EVENTS AFTER THE REPORTING PERIOD

On 15 August 2014, Eastern Tourism and Shanghai Airline International Tourism (Group) Co., Ltd., (“Shanghai Airline International Tourism”), a wholly-owned subsidiary of the Company, have signed a contract related to the transferring 72.84% of equity interest in Shanghai Dongmei Aviation Travel Co., Ltd. from Eastern Tourism to Shanghai Airline International Tourism for a consideration of RMB32 million.

25.	COMPARATIVE AMOUNTS

Certain comparative amounts were reclassified to conform with the current period presentation.

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China Eastern Airlines Corporation Limited Interim Report 2014

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2014	2013	Change
Capacity
ATK (available tonne – kilometres) (millions)	10,891.58	10,403.19	4.69%
– Domestic routes	5,821.28	5,502.45	5.79%
– International routes	4,664.27	4,525.59	3.06%
– Regional routes	406.03	375.15	8.23%

ASK (available seat – kilometres) (millions)	76,931.77	72,945.62	5.46%
– Domestic routes	53,085.18	49,613.10	7.00%
– International routes	20,974.84	20,692.48	1.36%
– Regional routes	2,871.75	2,640.04	8.78%

AFTK (available freight tonne – kilometres) (millions)	3,967.72	3,838.08	3.38%
– Domestic routes	1,043.61	1,037.27	0.61%
– International routes	2,776.53	2,663.27	4.25%
– Regional routes	147.57	137.55	7.29%

Hours flown (thousands)	780.67	742.2	5.18%

Traffic
RTK (revenue tonne – kilometres) (millions)	7,752.63	7,448.45	4.08%
– Domestic routes	4,222.01	3,960.57	6.60%
– International routes	3,276.43	3,255.48	0.64%
– Regional routes	254.20	232.40	9.38%

RPK (revenue passenger – kilometres) (millions)	61,499.79	57,854.75	6.30%
– Domestic routes	42,628.16	39,473.83	7.99%
– International routes	16,684.65	16,424.72	1.58%
– Regional routes	2,186.98	1,956.20	11.80%

RFTK (revenue freight tonne – kilometres) (millions)	2,294.35	2,298.05	–0.16%
– Domestic routes	431.81	441.29	–2.15%
– International routes	1,801.25	1,797.26	0.22%
– Regional routes	61.29	59.51	3.00%

Number of passengers carried (thousands)	40,418.67	37,795.49	6.94%
– Domestic routes	34,286.27	31,971.90	7.24%
– International routes	4,551.88	4,388.08	3.73%
– Regional routes	1,580.53	1,435.51	10.10%

Weight of freight carried (kg) (millions)	655.62	661.66	–0.91%
– Domestic routes	319.93	319.43	0.16%
– International routes	286.50	294.04	–2.57%
– Regional routes	49.19	48.19	2.09%

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China Eastern Airlines Corporation Limited Interim Report 2014

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2014	2013	Change
Load factors
Overall load factor (%)	71.18	71.60	–0.42	pts
– Domestic routes	72.53	71.98	0.55	pts
– International routes	70.25	71.93	–1.68	pts
– Regional routes	62.61	61.95	0.66	pts

Passenger load factor (%)	79.94	79.31	0.63	pts
– Domestic routes	80.30	79.56	0.74	pts
– International routes	79.55	79.38	0.17	pts
– Regional routes	76.16	74.10	2.06	pts

Freight load factor (%)	57.83	59.87	–2.04	pts
– Domestic routes	41.38	42.54	–1.16	pts
– International routes	64.87	67.48	–2.61	pts
– Regional routes	41.53	43.26	–1.73	pts

Unit revenue index(Note)
Revenue tonne – kilometres yield (RMB)	5.276	5.128	2.89%
– Domestic routes	6.242	6.184	0.94%
– International routes	3.859	3.621	6.57%
– Regional routes	7.842	8.244	–9.24%

Passenger – kilometres yield (RMB)	0.606	0.599	1.17%
– Domestic routes	0.605	0.606	–0.17%
– International routes	0.587	0.552	6.34%
– Regional routes	0.770	0.861	–10.57%

Freight tonne – kilometres yield (RMB)	1.576	1.537	2.54%
– Domestic routes	1.274	1.305	–2.38%
– International routes	1.582	1.516	4.35%
– Regional routes	3.541	3.882	–8.78%

Note: Revenue is inclusive of operational routes subsidy in the calculation of unit revenue index.

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China Eastern Airlines Corporation Limited Interim Report 2014

FLEET STRUCTURE

		Fleet structure as at 30 June 2014
		Self-owned	Under
		and under	operating
No.	Model	finance lease	lease	Sub-total
Passenger aircraft total		316	143	459
wide-body aircraft		45	11	56
1	A340–600	5	0	5
2	A330 series	30	10	40
3	A300–600R	4	0	4
4	B767	6	1	7

Narrow-body aircraft		271	132	403
5	A320 series	155	50	205
6	B737 series	95	80	175
7	B757–200	5	2	7
8	CRJ–200	6	0	6
9	EMB–145LR	10	0	10
Total number of freighters		2	10	12

10	B747–400ER	2	2	4
11	B757–200F	0	2	2
12	B777F	0	6	6

Total number of passenger aircraft and freighters		318	153	471
Business aircraft in custody				14
Total number of aircraft				485

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

In the first half of 2014, the global economy continued to show signs of a moderate recovery, while the PRC economy maintained decelerating growth. The global passenger aviation market continued to grow. Moreover, the freight market recovered slowly and the competition of domestic aviation transport has become even more intensive. Facing such a complicated operating environment, the Group, under the premise of ensuring safe operation, strengthened its marketing efforts on passenger and freight transportation, enhanced external cooperation, improved service quality, fostered strategic transformation and intensified cost control. In the first half of 2014, the Group recorded operating revenue of RMB44,936 million, representing an increase of 6.28% from the same period last year. Net profit attributable to the parent company was RMB12 million.

In the first half of 2014, factors such as geo-political instability, reduction in demand of high end business travelers and formation of high-speed railway network had a relatively significant impact on the domestic passenger transportation market. The Group adjusted its flight capacity in a timely manner and refined its flight price and cabin management, aiming to secure the stable growth of its passenger transport operation. For the mainland China, the Group further increased its investment in flight capacity in core and key markets to increase its competitiveness in its domestic routes; for the Hong Kong, Macau and Taiwan regions, the Shanghai – Hong Kong route was refined through the optimisation of its fleet model and increased flight schedule frequency to strengthen its influence in the regional market; for the international market, the Group reduced its flight capacity for Southeast Asia in a timely manner and increased the flight capacity for routes of Japan, Korea and North America by seizing the opportunities of rebounce of passenger traffic for Japan routes, as well as the rapid growth in the number of outbound travelers. In the first half of 2014, the Group had ASK of 76,931.77 million passenger – kilometres, representing an increase of 5.46% from the same period last year. RPK was 61,499.79 million passenger – kilometres, representing an increase of 6.30% from the same period last year. Passenger load factor was 79.94%, representing an increase of 0.63 percentage point from the same period last year. Passenger revenue amounted to RMB35,965 million, representing an increase of 3.75% from the same period last year.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

With the recovery of the global international trade, global aviation freight transportation industry rebounded in the first half of 2014, but the freight transportation industry became more competitive. The Group adapted to changes to market demand by further utilizing bellyhold cargo space of passenger aircraft, adjusting the number of freighters and optimising its route network, while proactively fostering its business transformation and developing value-added services such as logistics integration and express delivery. In the first half of 2014, the Group had AFTK of 3,967.72 million tonne – kilometres, representing an increase of 3.38% from the same period last year. RFTK was 2,294.35 million tonne – kilometres, representing a decrease of 0.16% from the same period last year. Freight load factor was 57.83%, representing a decrease of 2.04 percentage points from the same period last year. Freight traffic revenue was RMB3,616 million, representing an increase of 2.41% from the same period last year.

Operations

Safe Operations

The Group places great emphasis on safe operation. In the first half of 2014, the Group has continuously strengthened its foundation for safe operations through the implementation of safety responsibility system. Thorough safety checks were also conducted to identify safety hazards in its operations, while safety awareness among operating personnel was also raised. The Group also strengthened specific research on safety problems and expanded its safety management directions to enhance its safety management level. In the first half of 2014, the Group had 780,700 hours flown, which was an increase of 5.18% from the same period last year.

Fleet Structure

In the first half of 2014, the Group introduced 23 new aircraft, including A330 series for long-and-medium haul routes, A320 series for medium-and-short haul routes and B737 series aircraft. It surrendered 17 aircraft, 15 of which were passenger aircraft of A320 series, A300–600R, B737 series, B757 and CRJ-200, and two of which were A300–600F and B747–400F freighters.

As at 30 June 2014, the Group operated a fleet of 485 aircraft, which included 459 passenger aircraft, 12 freighters and 14 business aircraft held in custody. The Group believes its fleet structure has become more streamlined and in line with its operating needs.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Passenger Transportation Marketing

By continuously optimising its route network and proactively adjusting its flight schedules in accordance with the market factors and seasonal changes, the Group further reinforced its market shares in core and key markets, while increasing its flight capacity in highland area markets as well as North America, Japan and Korea. The Group continues to enhance its control on sales and implemented centralised controls on transportation prices to stabilise revenues. With the proactive establishment of an e-commerce platform and development of mobile opportunity, the Group has expanded its sales channels and improved its direct sales ability. In the first half of 2014, the proportion of revenue from direct sales increased by 4.4% from the same period last year. In the meantime, through developing its corporate customers and frequent travelers sources, the Group continued to optimise its customer structure and strengthen customer relationships. As at 30 June 2014, the total number of the corporate customers amounted to 4,520, while the total number of frequent traveler members reached 22.13 million.

In the first half of 2014, based on the number of take-off and landing aircraft, the market share of the Group at Shanghai Hongqiao Airport, Shanghai Pudong Airport, Kunming Airport and Xi’an Airport were 49.00%, 37.60%, 42.50% and 30.30%, respectively; based on the number of passengers transported, the market share of the Group in Shanghai Hongqiao Airport, Shanghai Pudong Airport, Kunming Airport and Xi’an Airport were 47.80%, 35.30%, 39.00% and 30.30%, respectively. The Group maintained a relatively strong market influence in its core markets such as Shanghai, Kunming and Xi’an, etc.. The difference of the two statistical data in respect of the market share was mainly due to the aircraft structure and passenger load factor etc..

Alliance and Cooperation

By proactively utilising the SkyTeam Alliance platform and cooperation with SkyTeam Alliance member airlines, the Group was able to expand its route network to 1,052 destinations in 177 countries around the world. The Group has also commenced code-sharing operations with 12 SkyTeam Alliance member airlines, covering 355 destinations serviced by 692 routes. In addition, the Group sustainably increased its participation in SkyTeam Alliance matters and actively promoted products of the SkyTeam Alliance in the PRC, which further enhanced the market influence of the Group and the SkyTeam Alliance. Meanwhile, the Group continued to innovate through external cooperation and development by conducting a more extensive and thorough business cooperation with certain SkyTeam Alliance members.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

At the same time, the Group also sustainably developed the cooperation with non-SkyTeam Alliance member airlines, and implemented the code-sharing cooperation etc. with several non-SkyTeam member airlines.

Freight Transportation Operation

The Group flexibly adjusted the transportation price and refined its cabin management to raise its revenue level. The Group reduced the flight capacity in freight flights via termination of leasing. Focusing on major routes in Europe and America, the Group has stabilised its market share in North America. The Group has leveraged on the opportunity arising from Zhengzhou’s development into a freight transportation hub, and will strive to establish Zhengzhou Airport as a hub for aviation freight of the Group in central China. To continue developing its customer resources and make active market expansion, the Group focused on upgrading its customer experience to develop and promote differentiated services and products, so as to increase freight transportation revenue.

Transformation and Development

The Group made strenuous effort in pushing forward its transformation from a traditional air passenger and freight carrier to a modern integrated aviation services and logistics services provider.

For the passenger transportation, the Group continued to build up its e-commerce platform and put emphasis on the development of mobile applications. In the first half of 2014, the number of newly registered members of the Group’s mobile application grew by over 560% from the same period last year, and the number of visitors of “mobile E” also increased by over 130% from the same period last year. In July 2014, the Group completed the trial aviation of the first WIFI-equipped passenger commercial flight in the Mainland China, which provided travelers with in-flight internet browsing capability. Meanwhile, the Group continued to foster the establishment of sky mall by enriching the varieties of commodities offered, and has commenced cabin payment capabilities. In line with the global trend of rapid development in low-cost airlines, China United Airlines, a wholly-owned subsidiary of the Company, has announced its transformation into a low-cost airline company in July 2014.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

For freight transportation, Eastern Logistics, a wholly-owned subsidiary of the Company, has focused on exploring integrated logistics commercial customer resources and signed strategic cooperation agreements with 48 customers. For express delivery business, Eastern Logistics has achieved new progress for its “Freight Expressway + E-commerce + Trading” project, and took the initiative to establish the Shanghai Cross-border E-commerce Association with itself being elected as the chairman unit of its first session, which has in turn enhanced its influence in logistics e-commerce sector and in Shanghai area. After directly connecting to South America last year, the e-commerce platform (www.eaemail.com) commenced its procurement project in North America aiming to enhance its brand recognition.

Service Quality

Adhering to the philosophy of “Customer-Oriented and Dedicated Service”, the Group sustainably optimised its service processes, proactively fostered management development and placed efforts on optimising its service standards to enhance customer experience. In the first half of 2014, the Group played an active role in promoting the establishment of route information platform, which assists visitors with flight information and products offered. Through facilitation of “LingYan Crew Ten, Hundred and Thousand (淩燕十百千)” brand project and commencement of campaigns including model employee exchange workshops, the Group established a service model and enhanced air service quality. The Group also strengthened the service quality assessment and supervision, revised and optimised the “Service Manual” to strengthen its management and control on the service process. In the meantime, the Group has continuously upgraded its hardware products based on the needs of travelers through designing and selecting new cabin service facilities as well as enhancing on board entertainment programs. The Group also fostered the construction of VIP lounges in airports including Shanghai Pudong, Beijing and Chengdu. In-flight meal quality was also improved following the cooperation and exchange with renowned catering groups.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Information Technology

The Group focused on establishing an “Information-based Eastern Airlines”. It took a proactive approach towards information technology development to utilise the supportive and leading purposes of information technology. In the first half of 2014, domestic passengers using self-checkin services of the Group accounted for 32.23% of all passengers, while full coverage of online check-in and mobile check-in was also realised in 139 sites for domestic routes. With an aim to proactively develop the “Eastern Airline at Your Fingertips” project, upgrades and modifications of the mobile application of Eastern Airlines and website (m.ceair.com) were completed, while the tablet version of its website was also up and running. The Group continued promoting the development of information technology platform for various businesses including marketing, services, operation, flight affairs, management and logistics, which provided automatic system support for all business sectors and also increased the Group’s operational efficiency.

Cost Control

The Group has been proactively promoting the principle of “reducing cost while enhancing efficiency”. With continuous optimisation of its fleet and routes, fuel consumption was reduced and aircraft fuel costs were lowered. Strict engine maintenance budget management reduced aircraft engine maintenance costs. Strict control on staff recruitment and optimisation of retirement schemes improved salary cost management. The Group also diversified its financing channels and reduced its financial expenses and costs. In the first half of 2014, the Group issued RMB3.3 billion of offshore RMB denominated bonds and RMB4.0 billion of PRC super short-term commercial notes at relatively low cost.

Brand and Social Responsibilities

While pursuing sustainable enterprise development, the Group has adopted a social responsibility philosophy with respect to corporate decision making and operations, which seeks to unify corporate development and social responsibility.

The Group regards “Energy-Saving and Low-Carbon for Green Growth” as a major component of its social responsibilities. Most of the Group’s flights refuelled and flew according to its “low-carbon flying” program. The Group also lessened the environmental impact of its fleet by proactively removing from flights and surrendering leases of older aircraft and introducing new more fuel-efficient aircraft.

The Company was awarded the “Best Main Board Blue Chip Company” in 2013 by Sina Finance, and ranked among top 10 in terms of “Most Competitive Asia Airline 2014” and “Most Popular Asia Airline 2014” in the 5th World Airline Competitiveness Rankings.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Overview

Operating Revenues

In the first half of 2014, the total traffic volume of the Group was 7,753 million tonne – kilometres, representing an increase of 4.08% from the same period last year. The Group had revenues of RMB44,936 million, representing an increase of 6.28% from the same period last year. Traffic revenues were RMB39,581 million, representing an increase of 3.63% from the same period last year.

In the first half of 2014, passenger traffic volume was 61,500 million passenger – kilometres, representing an increase of 6.30% from the same period last year. Passenger revenues increased by 3.75%, to RMB35,965 million compared to the same period last year, which accounted for 90.86% of the Group’s traffic revenues.

Passenger traffic volume on domestic routes was 42,628 million passenger – kilometres, representing an increase of 7.99% from the same period last year. Compared to the same period last year, domestic passenger revenues increased by 3.40% to RMB24,730 million, accounting for 68.76% of total passenger revenues.

Passenger traffic volume on international routes was 16,685 million passenger – kilometres, representing an increase of 1.58% from the same period last year. Compared to the same period last year, international passenger revenues increased by 5.45% to RMB9,557 million, accounting for 26.57% of total passenger revenues.

Passenger traffic volume on regional routes was 2,187 million passenger – kilometres, representing an increase of 11.80% from the same period last year. Compared to the same period last year, regional passenger revenues decreased by 0.42% to RMB1,678 million, accounting for 4.67% of total passenger revenues.

In the first half of 2014, cargo and mail traffic volume was 2,294 million tonne – kilometres, representing a decrease of 0.16% from the same period last year. Cargo and mail traffic revenues were RMB3,616 million, representing an increase of 2.41% from the same period last year, and accounted for 9.14% of the Group’s traffic revenue.

In the first half of 2014, other revenues of the Group amounted to RMB3,513 million, representing an increase of 2.48% compared to the same period last year.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Expenses

The total operating costs of the Group for the first half of 2014 increased by 2.82% to RMB43,334 million from the same period last year. Aviation fuel consumption represents the most significant operating costs of the Group. In the first half of 2014, the Group’s expenditures on aviation fuel was approximately 2.2603 million tonnes, representing an increase of 5.38%. Due to the year-on-year decrease of 5.29% in average fuel prices, the Group’s expenditure on aviation fuel consumption amounted to RMB14,949 million, representing a decrease of 0.20% from the same period last year.

In the first half of 2014, the Group’s take-off and landing charges were RMB4,579 million.

In the first half of 2014, the Group’s depreciation and amortisation expenses were RMB4,449 million, representing an increase of 12.24% compared to the same period last year, which was primarily attributable to the introduction of new aircraft and engines by the Group, resulting in a greater base for depreciation.

In the first half of 2014, the Group’s wages, salaries and benefits expenses were RMB6,885 million, representing an increase of 10.57% compared to the same period last year. This increase was mainly due to the increased employee head count and an increase in aircraft flying hours of the flight crew.

In the first half of 2014, the Group’s aircraft maintenance expenses were RMB2,080 million, representing a decrease of 9.60% compared to the same period last year. This decrease was primarily attributable to a decrease in the number of aircraft under repair compared to the same period last year.

In the first half of 2014, the Group’s food and beverages expenses were RMB1,148 million, representing an increase of 5.42% compared to the same period last year, which was primarily attributable to the increase in the number of passengers carried.

In the first half of 2014, the Group’s aircraft operating lease rentals were RMB2,298 million, representing an increase of 6.93% compared to the same period last year. This increase was primarily attributable to the increased number of aircraft under operating leases.

In the first half of 2014, the Group’s other operating lease rentals amounted to RMB231 million, representing a decrease of 19.79% compared to the same period last year. This decrease was primarily attributable to the termination of certain property leases that were not renewed upon expiration.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2014, the Group’s sales and marketing expenses were RMB2,044 million, representing an increase of 9.13% compared to the same period last year. This increase was primarily attributable to increased volume of ticketing agency businesses.

In the first half of 2014, the amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China was RMB797 million, representing an increase of 6.13% compared to the same period last year. This increase was primarily attributable to an increase in miles flown by the Group.

In the first half of 2014, the Group’s ground services and other expenses were RMB2,483 million, representing a decrease of 1.55% compared to the same period last year.

In the first half of 2014, the Group’s other operating expenses were RMB1,393 million, representing a decrease of 1.83% compared to the same period last year. This decrease was primarily attributable to the strict cost control measures imposed by the Group on controllable costs.

Other Operating Income

In the first half of 2014, the Group’s other operating income was RMB1,842 million, representing an increase of 181.22% compared to the same period last year. This increase was primarily attributable to the increase in operating subsidies received from the government by the Group.

Finance Income/Costs

In the first half of 2014, the Group’s finance income was RMB40.00 million, representing a decrease of 96.81% from the same period last year. Finance costs amounted to RMB1,466 million, representing an increase of 89.65%, primarily due to the fact that the Group recorded relatively high net exchange losses in the first half of 2014 as compared to net exchange gains in the same period last year, leading to the substantial year-on-year increase of finance costs for this period.

Profit

Profit attributable to equity shareholders of the Company in the first half of 2014 was RMB12.00 million, representing a decrease of 98.07% compared to the same period last year. Earnings per share attributable to equity shareholders of the Company were RMB0.0009.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Structure

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2014, the debt ratio of the Group was 81.36%.

The Group generally operates with net current liabilities. As at 30 June 2014, the Group’s current liabilities exceeded its current assets by RMB39,126 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining loans from banks and various financing tools such as the issuance of bonds.

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 30 June 2013 and 30 June 2014, the Group’s cash and cash equivalents amounted to RMB3,672 million and RMB3,152 million, respectively. Net cash inflow generated from the Group’s operating activities was RMB3,780 million and RMB5,262 million, respectively. Apart from operating expenses, cash requirements of the Group in the first half of 2014 consisted of funds for the purchase and modification of aircraft and aviation equipment as well as the payment for relevant debts. As at 30 June 2013 and 30 June 2014, the Group’s net cash outflow from investment activities was RMB10,775 million and RMB8,304 million, respectively. As at 30 June 2013 and 30 June 2014, net cash inflow from the Group’s financing activities were RMB8,163 million and RMB4,168 million, respectively.

As at 31 December 2013 and 30 June 2014, the Group’s borrowings payable within one year were RMB23,285 million and RMB24,157 million, respectively. As at 31 December 2013, the Group’s borrowings payable from one to two years, from three to five years and beyond five years were RMB6,606 million, RMB9,952 million and RMB10,757 million, respectively, as compared to RMB13,591 million, RMB11,188 million and RMB9,511 million, respectively, as at 30 June 2014.

The Group’s obligations under finance leases as at 31 December 2013 and 30 June 2014 were RMB23,135 million and RMB28,308 million, respectively. As at 31 December 2013, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB5,945 million, RMB8,651 million and RMB8,539 million, respectively, as compared to RMB6,932 million, RMB9,487 million and RMB11,889 million, respectively, as at 30 June 2014.

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China Eastern Airlines Corporation Limited Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

As at 31 December 2013, the Group’s borrowings comprised USD-denominated borrowings equivalent to USD5,776 million and RMB-denominated borrowings of RMB15,385 million. Fixed-rate borrowings accounted for 28.39% of the total borrowings, and floating-rate borrowings accounted for 71.61% of the total borrowings. As at 30 June 2014, the Group’s borrowings comprised USD-denominated borrowings equivalent to USD6,241 million and RMB-denominated borrowings of RMB20,045 million. Fixed-rate borrowings accounted for 31.65% of the total borrowings, and floating-rate borrowings accounted for 68.35% of the total borrowings.

The Group’s obligations under finance leases comprised only floating-rate obligations. As at 31 December 2013, the Company’s obligations under finance leases comprised USD-denominated obligations of USD3,076 million, SGD-denominated obligations of SGD224 million, HKD-denominated obligations of HKD1,336 million and JPY-denominated obligations of JPY8,222 million. As at 30 June 2014, the Company’s obligations under finance leases comprised USD-denominated obligations of USD4,188 million, SGD-denominated obligations of SGD212 million, HKD-denominated obligations of HKD1,270 million and JPY-denominated obligations of JPY7,778 million.

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as at 31 December 2013 and 30 June 2014 were RMB73,735 million and RMB86,755 million, respectively, which consisted of short-term interest-bearing liabilities accounting for 35.62% and 32.00%, respectively, of total interest-bearing liabilities for the relevant periods. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both short-term and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2013 and 30 June 2014, the Group’s liabilities denominated in USD accounted for 75.62% and 73.97%, respectively, of total interest-bearing liabilities while liabilities denominated in RMB accounted for 20.87% and 23.11%, respectively, of total interest-bearing liabilities for the relevant periods. Fluctuations in the USD and RMB interest rates have significant impact on the Group’s finance costs. As at 31 December 2013, the notional amount of the outstanding interest rate swap agreements was approximately USD844 million. As at 30 June 2014, such amount was USD803 million and such agreements will expire between 2014 and 2023.

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Exchange Rate Fluctuation

As at 31 December 2013, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB66,710 million, of which USD liabilities accounted for 96.20% of the total interest-bearing liabilities denominated in foreign currencies. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss/gain arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. The Group’s foreign currency hedging contracts mainly involve the sales of JPY and the purchase of USD at fixed exchange rates. As at 31 December 2013, foreign currency hedging contracts held by the Group amounted to a notional amount of USD38 million. Such amount was USD51 million as at 30 June 2014, and will expire between 2014 and 2017.

Fluctuation of Jet Fuel Prices

In the first half of 2014, assuming constant factors but excluding the effects of crude oil option contracts, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB747 million.

In the first half of 2014, the Group has not engaged in any aviation fuel hedging activities.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2013, the value of the Group’s assets used to secure certain bank loans was RMB24,306 million. As at 30 June 2014, the value of the Group’s assets used to secure certain bank loans was RMB20,657 million, representing a decrease of 15.01% compared to the same period last year.

As at 30 June 2014, the Group had no material contingent liabilities.

Employees

As at 30 June 2014, the Group had 68,526 employees. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses.

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Outlook for the Second Half of 2014

The Group would like to bring to the attention of readers of this report that the 2014 interim report contains certain forward-looking statements, including descriptions of the Group’s future operating plans for the second half of 2014 and beyond, and a general outlook of international and domestic economies and the aviation industry. Such forward-looking statements are subject to many uncertainties and risks that are beyond the control of the Group. Actual events may be materially different from these forward-looking statements.

In the second half of 2014, affected by factors including geo-political instability and economic policies of different countries, the global economic recovery will remain in uncertainty. Though the PRC economy is expected to be stabilised and surge, while the domestic aviation market is expected to still maintain growth, with a relatively intensive industry competition, the Company will face an business environment that involves both opportunities and challenges.

In the second half of 2014, the Group will focus on: (1) reinforcing safety management and ensuring safe operation through strengthening safety checks as well as management of safety processes; (2) seizing market demand, deploying flight capacity in an efficient manner, refining cabin management and enhancing marketing quality for passenger and freight transportation; (3) optimising service procedures, enriching services and products while improving in-flight hardware and software to enhance customer experience; (4) intensifying its efforts in comprehensive budget management to promote cost reduction and efficiency enhancement projects, while expanding financing channels to increase capital utilisation efficiency; (5) exploiting the leading effect of information technology by emphasising technological application of, among others, big data and mobile internet; (6) fostering internal system reform and business model innovation, deepening transformation and development of passenger and freight transportation while proactively exploring the continued development and change of aviation services.

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Fleet Plan

The Group will continually strive to simplify and optimise its fleet structure. The future fleet of the Group is expected to mainly comprise four models, namely B777 series for long-haul, A330 series for long- and medium- haul, and A320 series and B737NG series for medium- and short- haul. Older aircraft models that have high energy-consumption characteristics will be actively phased out. In the second half of 2014, the B777 aircraft introduced by the Group will commence operation.

Introduction and Retirement Plan of Aircraft for the Second Half of 2014 to 2018

										(Units)
Model	Second half of 2014		2015		2016		2017		2018
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
Passenger aircraft
A320 series	26	11	25	9	25	6	15	–	15	–
A330 series	4	–	7	–	–	–	–	–	–	10
A340–600	–	1	–	4	–	–	–	–	–	–
A300–600	–	4	–	–	–	–	–	–	–	–
B777 series	4	–	5	–	5	–	3	–	3	–
B737 series	18	3	34	21	22	15	16	17	12	9
B757	–	3	–	4	–	–	–	–	–	–
B767	–	1	–	–	–	–	–	–	–	–
CRJ	–	6	–	–	–	–	–	–	–	–
EMB–145LR	–	–	–	5	–	5	–	–	–	–

Total number of passenger aircraft	52	29	71	43	52	26	34	17	30	19

Freighters
B747F	–	–	–	1	–	–	–	1	–	–

Total number of freighters	–	–	–	1	–	–	–	1	–	–

Total	52	29	71	44	52	26	34	18	30	19

Note:	Based on market conditions, the abovementioned quantity and timing for the introduction and retirement of aircraft is subject to adjustment.

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Material Matters

1.	Dividends

The Board did not recommend a payment of any interim dividend for the half year ended 30 June 2014.

2.	Share capital structure of the Company as at 30 June 2014:

			Approximate
			percentage of
		Total number	shareholding
		of Shares	(%)
I	A shares
	1. Listed shares with trading moratorium	698,865,000	5.514
	2. Listed shares without trading moratorium	7,782,213,860	61.402
II	H Shares
	1. Listed shares with trading moratorium	698,865,000	5.514
	2. Listed shares without trading moratorium	3,494,325,000	27.570
III	Total number of Shares	12,674,268,860	100

Notes:

1.	On 16 April 2013, the Company issued 698,865,000 A shares, which are listed shares with trading moratorium on the Shanghai Stock Exchange, to its controlling shareholder, CEA Holding and its wholly- owned subsidiary, CES Finance, by way of non-public issuance, which are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 17 April 2013 issued in Hong Kong.

2.	On 21 June 2013, the Company issued 698,865,000 H shares, which are listed shares with trading moratorium on the Hong Kong Stock Exchange, to CES Global, an overseas wholly-owned subsidiary of CEA Holding, by way of specific issuance, which are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 21 June 2013 issued in Hong Kong.

3.	As at the date of this report, the Company had 698,865,000 listed A shares with trading moratorium, which were held by CEA Holding and its wholly-owned subsidiary, CES Finance, and 7,782,213,860 listed A shares without trading moratorium. The Company also had 698,865,000 listed H shares with trading moratorium, which were held by CES Global, an overseas wholly-owned subsidiary of CEA Holding, and 3,494,325,000 listed H shares without trading moratorium. The total number of shares of the Company amounted to 12,674,268,860 shares.

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3.	Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisors or member of the Company’s senior management, had, as at 30 June 2014, an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at 30 June 2014, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2014, a substantial shareholder (as defined in the Listing Rules) of the Company:

			As at 30 June 2014
			Percentage of	Percentage of	Percentage of
			shareholding in	shareholding in	shareholding in
			the Company’s	the Company’s	the Company’s
	Type of	Number of	total issued	total issued	total issued
Name of Shareholders	shares held	shares held	share capital	A shares	H shares
CEA Holding (Note 1)	A shares	5,530,240,000	43.63%	65.21%	—

CEA Holding (Note 2)	H shares	2,626,240,000	20.72%	—	62.63%

HKSCC Nominees Limited (Note 3)	H shares	4,178,461,298	32.97%	—	99.65%

Notes:

Based on the information available to the Directors as at 30 June 2014 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 30 June 2014:

1.	Among such A shares, 5,072,922,927 A shares (representing approximately 59.81% of the Company’s then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 5.39% of the Company’s then total issued A shares) were held by CES Finance in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

2.	Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

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3.	Among the 4,178,461,298 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 62.63% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

4.	Among the 4,178,461,298 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had, through controlled corporations, an interest in an aggregate of 377,519,006 H shares (representing approximately 9.00% of the Company’s then total issued H shares). JPMorgan Chase & Co. had interest in the aforesaid 377,519,006 H shares of the Company in the following manners:

(a)	162,545,000 H shares (representing approximately 3.88% of the Company’s then total issued H shares) were held in lending pool by JPMorgan Chase Bank, N.A. in the capacity of custodian corporation/approved lending agent, which in turn was 100% held by JPMorgan Chase & Co.;

(b)	138,498,000 H shares (representing approximately 3.30% of the Company’s then total issued H shares) were held by JF Asset Management Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(c)	24,516,000 H shares (representing approximately 0.58% of the Company’s then total issued H shares) were held by China International Fund Management Co Ltd. in the capacity of investment manager, which in turn was 49% held by JPMorgan Asset Management (UK) Limited, which in turn was 100% held by JPMorgan Asset Management Holdings (UK) Limited, which in turn was 100% held by JPMorgan Asset Management International Limited, which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(d)	16,256,000 H shares (representing approximately 0.39% of the Company’s then total issued H shares) were held by JPMorgan Asset Management (Taiwan) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(e)	14,470,000 H shares (representing approximately 0.35% of the Company’s then total issued H shares) were held by JF International Management Inc. in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

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(f)	11,414,000 H shares (representing approximately 0.27% of the Company’s then total issued H shares) were held by JPMorgan Asset Management (Singapore) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(g)	6,867,800 H shares (representing approximately 0.16% of the Company’s then total issued H shares) were held by J.P. Morgan Clearing Corp in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Securities LLC, which in turn was 100% held by J.P. Morgan Broker-Dealer Holdings Inc, which in turn was 100% held by JPMorgan Chase & Co.;

(h)	2,198,206 H shares (representing approximately 0.05% of the Company’s then total issued H shares) were held by J.P. Morgan Whitefriars Inc. in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Overseas Capital Corporation, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co.;

(i)	554,000 H shares (representing approximately 0.01% of the Company’s then total issued H shares) were held by JPMorgan Asset Management (Japan) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.; and

(j)	200,000 H shares (representing approximately 0.005% of the Company’s then total issued H shares) were held by J.P. Morgan Securities plc in the capacity of beneficial owner, which in turn was 99.31% held by J.P. Morgan Chase International Holdings and 0.69% held by J.P. Morgan Capital Financing Limited. J.P. Morgan Chase International Holdings was 100% held by J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% held by J.P. Morgan Capital Holdings Limited, which in turn was 100% held by J.P.Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co.. J.P. Morgan Capital Financing Limited was 100% held by JPMorgan Chase & Co..

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5.	Among the 4,178,461,298 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. also had, through controlled corporations, a short position in an aggregate of 500,000 H shares (representing approximately 0.01% of the Company’s then total issued H shares). JPMorgan Chase & Co. held the aforesaid short position of 500,000 H shares of the Company in the following manners:

(a)	a short position of 300,000 H shares were held by J.P. Morgan Clearing Corp in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Securities LLC, which in turn was 100% held by J.P. Morgan Broker-Dealer Holdings Inc, which in turn was 100% held by JPMorgan Chase & Co.; and

(b)	a short position of 200,000 H shares were held by J.P. Morgan Securities plc in the capacity of beneficial owner, which in turn was 99.31% held by J.P. Morgan Chase International Holdings and 0.69% held by J.P. Morgan Capital Financing Limited. J.P. Morgan Chase International Holdings was 100% held by J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% held by J.P. Morgan Capital Holdings Limited, which in turn was 100% held by J.P.Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co.. J.P. Morgan Capital Financing Limited was 100% held by JPMorgan Chase & Co..

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2014, among the 4,178,461,298 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

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4.	Shareholdings of Directors, Supervisors, Chief Executives and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 30 June 2014 are as follows:

		Number of
		listed A shares	Capacity
		of the Company	in which the
		held – personal	A shares
Name	Position	interest	were held
Liu Shaoyong	Chairman	0
Ma Xulun	Vice Chairman	0
	President
Xu Zhao	Director	0
Gu Jiadan	Director	0
Li Yangmin	Director	3,960	Beneficial Owner
	Vice President	(Note 1)
Tang Bing	Director	0
	Vice President
Sandy Ke-Yaw Liu	Independent non-executive Director	0
Ji Weidong	Independent non-executive Director	0
Li Ruoshan	Independent non-executive Director	0
Ma Weihua	Independent non-executive Director	0
Yu Faming	Chairman of the Supervisory Committee	0

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		Number of
		listed A shares	Capacity
		of the Company	in which the
		held – personal	A shares
Name	Position	interest	were held
Xi Sheng	Supervisor	0
Ba Shengji	Supervisor	0
Yan Taisheng	Supervisor	0
Feng Jinxiong	Supervisor	0
Wu Yongliang	Vice President	3,696	Beneficial Owner
	Chief Financial Officer	(Note 2)
Tian Liuwen	Vice President	0
Feng Liang	Vice President	0
Sun Youwen	Vice President	83,531	Beneficial Owner
		(Note 3)
Wang Jian	Board Secretary, Joint Company Secretary, Authorised Representative in Hong Kong	0

Note 1:	representing approximately 0.000031% of the Company’s total issued shares as at 30 June 2014;

Note 2:	representing approximately 0.000029% of the Company’s total issued shares as at 30 June 2014;

Note 3:	representing approximately 0.000659% of the Company’s total issued shares as at 30 June 2014.

H Shares Appreciation Rights Scheme

In 2012, the Company implemented H shares appreciation rights scheme for the first time. As authorised by the shareholders’ meeting at the company, the Board confirmed that the date of grant for the first scheme was 30 November 2012 and the granting price was HK$2.67. The H share appreciation rights granted under this scheme shall be valid for a period of 5 years from the date of grant. The lock-up period of the share appreciation rights shall be the 24 months from the date of grant, during which no share appreciation right shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their share appreciation rights in equal installments within three years (36 months) after the expiration of the lock-up period (i.e. to be effective for 1/3 annually).

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The particulars of H shares appreciation rights granted to the Directors and senior management of the Company were as follows:

		Number of shares
		appreciation		Market price of
		rights granted		H shares as at
		(Ten thousand	Granting Price	30 June 2014
Name	Position	shares)	(HK$)	(HK$)
Liu Shaoyong	Chairman	100	2.67	2.39

Ma Xulun	Vice Chairman, President	100	2.67	2.39

Xu Zhao	Director	86	2.67	2.39

Gu Jiadan	Director	86	2.67	2.39

Li Yangmin	Director, Vice President	86	2.67	2.39

Tang Bing	Director, Vice President	86	2.67	2.39

Wu Yongliang	Vice President, Chief Financial Officer	71	2.67	2.39

Tian Liuwen	Vice President	71	2.67	2.39

Feng Liang	Vice President	57	2.67	2.39

Sun Youwen	Vice President	57	2.67	2.39

Wang Jian	Board Secretary	57	2.67	2.39

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For information related to the shares appreciation rights of the Company, please refer to the relevant announcements of the Company dated 27 August 2012, 19 October 2012, 9 November 2012 and 30 November 2012 which are published on the website of the Hong Kong Stock Exchange.

There was no granting and exercise of rights under the H shares appreciation rights of the Company during the first half of 2014.

Save as disclosed above, as at 30 June 2014, none of the Directors, chief executive, Supervisors or members of the Company’s senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to (i) be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or (ii) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or (iii) which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

5.	Purchase, Sale or Redemption of Securities

During the six months ended 30 June 2014, neither the Company nor its subsidiaries purchased, sold or redeemed any of its issued securities (“securities” having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

During the six months ended 30 June 2014, the Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the required standards of conduct as set forth in the Model Code regarding Directors’ securities transactions.

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6.	Corporate Governance Practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and is of the view that the Company’s corporate governance practices for the six months ended 30 June 2014 met the requirements under the code provisions in the Code set out in Appendix 14 to the Listing Rules.

To further strengthen the awareness of compliance among the Directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, in June 2014, the Company invited senior partners from renowned PRC law firms to conduct seminars and training on the monitoring policies for inside information and practical cases. At the same time, in order to continue strengthening the comprehensive understanding of the Directors, supervisors and senior management of the Company on their respective duties and responsibilities, the Company has, in written materials, systematically reviewed the monitoring rules for listed companies promulgated by regulatory bodies including the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the recent half year, as well as the latest development of the relevant rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning thereof.

7.	Material Litigation and Arbitration

For the half year ended 30 June 2014, the Group did not involve in any material litigation or arbitration.

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8.	Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the relevant internal control and financial reporting issues, including a review of the unaudited interim financial statements for the six months ended 30 June 2014.

The Audit and Risk Management Committee of the Company has no disagreement on the accounting principles and methods adopted by the Group.

9.	Changes in Personnel

Cessation/
Name	Position	Change	appointment date	Reason
Shao Ruiqing	Independent non- executive Director	Cessation	29 April 2014	Work reason
Shu Mingjiang	Vice President	Cessation	24 March 2014	Work reason
Sun Youwen	Vice President	Appointment	24 March 2014	Election at the sixth regular meeting of the seventh session of the Board

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10.	Change of particulars of directors or supervisors under Rule 13.51B(1) of the Listing Rules

		Position(s) held	Date of	Date of
Name	Name of other entities	in other entities	appointment	cessation
Xu Zhao	CES Finance	Chairman	July 2007	June 2014
	國泰人壽保險有限責任公司 (Cathay Life Insurance Company Ltd.)	Chairman	July 2007	April 2014
	盈德氣體集團有限公司	Independent	September 2009	December 2013
	(Yingde Gases Group Company Limited)(Note 1)	director

Li Yangmin	東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.)	Chairman	June 2014	–
	東航技術應用研發中心有限公 司 (China Eastern Airlines Technology Application Research Center Co., Ltd.)(Note 2)	Chairman Executive director	November 2011 February 2014	February 2014 –

Tang Bing	Shanghai Airlines(Note 2)	Chairman	January 2012	January 2014
		Executive director	January 2014	–
	China United Airlines(Note 2)	Chairman	August 2010	March 2014
		Executive director	March 2014	–

Ji Weidong	日本瑞穗銀行(中國)有限公司 (Mizhou Bank (China) Co., Ltd.)	Independent director	May 2014	–
	中信國健有限公司 (CP Guojian Pharmaceutical Company Ltd.)	Independent director	June 2014	–

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		Position(s) held	Date of	Date of
Name	Name of other entities	in other entities	appointment	cessation
Li Ruoshan	上海張江高科技園區開發股份 有限公司(Shanghai Zhangjiang Hi-Tech Park Development Co., Ltd.)(Note 3)	Independent director	June 2014	–

Ma Weihua	中國郵政儲蓄銀行股份有限公司 (Postal Savings Bank of China Co., Ltd.)	Independent director	January 2014	–

Yu Faming	東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.)	Chairman	November 2011	June 2014

Feng Jingxiong	China United Airlines(Note 2)	Supervisor	March 2014	–

Note 1:	a company listed on the Hong Kong Stock Exchange

Note 2:	a subsidiary of the Company

Note 3:	a company listed on the Shanghai Stock Exchange

11.	Miscellaneous

The Company would like to highlight the following information:

(1)	On 28 February 2014, the Company (as the purchaser) entered into an agreement with Airbus SAS (as the seller) in Shanghai, PRC regarding the purchase of seventy A320NEO aircraft from Airbus SAS, which are expected to be delivered to the Company in stages from 2018 to 2020. On the same date, the Company (as the seller) entered into a disposal agreement with Airbus SAS (as the purchaser) regarding the disposal of seven Airbus A300-600 aircraft and certain spare parts and spare engines. For details, please refer to the announcement of the Company dated 28 February 2014 and the circular of the Company dated 25 April 2014 issued in Hong Kong.

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(2)	On 13 March 2014, to meet the Company’s working capital requirements, Eastern Air Overseas, a wholly-owned subsidiary of the Company, issued RMB2.5 billion guaranteed bonds with an interest rate of 4.8% due March 2017 (with an additional issue of RMB800 million on 21 May 2014) to professional investors in Hong Kong, and listed on the Hong Kong Stock Exchange. The Company has provided a guarantee in connection with such bond issue. For details, please refer to the announcements of the Company dated 7 March 2014, 13 March 2014, 15 May 2014 and 21 May 2014 issued in Hong Kong.

(3)	On 14 May 2014, the Company completed the issuance of the 2014 first tranche of super short-term commercial notes, with an issuance amount of RMB4 billion, with a maturity of 270 days, with the nominal value of RMB100 per unit and at a yield of 4.95%. The proceeds raised from the commercial notes were mainly used for replenishing the Company’s working capital. For details, please refer to the announcement of the Company dated 14 May 2014 issued in Hong Kong.

(4)	On 13 June 2014, the Company (as the purchaser) entered into an agreement with Boeing Company (as the seller) in Shanghai, PRC to purchase eighty B737 series aircraft from Boeing Company. The above aircraft will be delivered to the Company in stages from 2016 to 2020. For details, please refer to the announcement of the Company dated 13 June 2014 and the circular of the Company dated 22 August 2014 issued in Hong Kong.

(5)	On 26 June 2014, the 2013 annual general meeting of the Company considered and approved the proposal on amendments to the Articles, and it was agreed to amend the clauses regarding the adoption of cash distribution as the prioritized means of distribution over equity and dividend to distribute profit as well as the intervals for cash distribution in the Articles. For details, please refer to the announcements of the Company dated 26 March 2014 and 26 June 2014 issued in Hong Kong.

(6)	On 15 August 2014, Shanghai Airlines Tours, a wholly-owned subsidiary of the Company, entered into the equity transfer agreement with Eastern Air Tourism, pursuant to which, Shanghai Airlines Tours agreed to acquire 72.84% equity interest in (Shanghai Dongmei Air Travel Co., Ltd.) (“Shanghai Dongmei”) from Eastern Air Tourism at a total consideration of RMB32,147,700 (the “Shanghai Dongmei Acquisition”). Eastern Air Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Eastern Air Tourism is thus a connected person of the Company under the Listing Rules. Therefore, the Shanghai Dongmei Acquisition constitutes a connected transaction of the Company. The purpose of the Shanghai Dongmei Acquisition is to realise the economies of scale of the Group’s tourism ticket business and increase its comprehensive competiveness. For details, please refer to the announcement of the Company dated 15 August 2014 issued in Hong Kong.

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(7)	The estimated transaction caps for the continuing connected transactions of the Company, which were considered and approved by the Board and at the general meeting of the Company, and the respective actual amounts incurred for the period ended 30 June 2014 are set out as follows:

	Unit: RMB ten thousand
		Transaction
	Actual amount	caps for
	incurred up	connected
	to the first half	transactions
Transaction	of 2014	in 2014
Property leasing	2,532	11,000
Financial services
– balance of deposit	35,825	600,000
– balance of loans	446,413	600,000
Import and export agency services	5,216	12,000
Catering services	37,214	100,000
Sales agency services	42	3,000
Production and maintenance services	6,294	15,060
Advertising agency services	1,074	5,000
Property management and green maintenance services	515	6,000
Hotel accommodation services	1,205	3,815

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
29 August 2014

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As at the date of this report, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

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